

03057080

APR 2 8 2003

ARIS

P.E 2-1-03

1-79

PROCESSED

APR 29 2003

THOMSON FINANCIAL

MEETING THE CHANGING NEEDS OF THE CUSTOMER

THE MAY DEPARTMENT STORES COMPANY

2002 ANNUAL REPORT

On him: Suit jacket, Claiborne Components; Knit shirt, Brandini. On her: Suit, Kate Hill for misses, petites, and women. Cover: Shirt and pants, Identity by Lord & Taylor.



DOING WHAT WE DO – BETTER.

The retail industry thrives on change. Fresh ideas and innovations excite consumers and bring them into our stores. Having the right product at the right price wins with the customer at all life stages.

May understands the need and the challenge. We want to do more, respond faster, and serve our customers better than ever before. In 2002, we put new ideas into action – ideas that help us capture the imagination of our customers and create the shopping experience they want.

These new ideas and innovations build on May's strengths and enable us to do what we do better. We invite you to read about them on the following pages.



All apparel: Ideology, our new, exclusive brand in better sportswear.



MAKING HEADS TURN

Customers want selection with clarity of choices to make shopping easier and more enjoyable. They want merchandise that offers newness, fashion, and value – and fits today's more casual lifestyles.

We're responding. We're sharpening our assortments at all price tiers to give customers the best-edited ideas and the newest in fashion. We're working to always keep best-sellers in stock.

Our stores provide great value in many ways: through our distinctive proprietary brands, our everyday playwear initiative for children, and our superior value pricing on key items that leads our value offensive throughout the store. And, we offer this compelling selection with service our customers deserve and appreciate.



LOOKING SHARP

During 2002, our exciting new sportswear proprietary brands for women debuted in our full-line department stores. The distinctive brands – each with a fresh, unique look and its own attitude – have been well-received by our customers.

Our new *i.e.* brand and its casual extension, *i.e. relaxed*, go a long way in meeting the lifestyle needs of its target customer – the 31-to-44-year-old woman, who is one of the most underserved consumer segments. *Ideology,* our new better sportswear brand, targets young females, responding to their modern sense of fashion with styles for all occasions – from dressed up to dressed down. The redesigned *Valerie Stevens* lines offer updated tailored and casual sportswear, which the target 35-year-and-older customer says is hard to find.

These brands join other successful proprietary labels in our full-line department stores – including *Karen Scott* for her; *Brandini, John Ashford,* and *Ashford Sport* for him; and *All Mine, Just Friends, Christie Brooks,* and *Exceed* for children. They complement the successful distinctive brands introduced at Lord & Taylor in 2001 – *Kate Hill* and *Identity* for her; *Grant Thomas* and *Metropolitan by Lord & Taylor* for him.

Our proprietary brands – with their great looks and great value – attract a broader customer base for our stores. They have strong appeal to the important younger customers and young families, as well as to the more mature baby boomers, whom we remain committed to serving.

This page, left to right: Blouse, pants, jacket, sweater, and skirt, i.e. Opposite page: Sweater, slacks, and jacket, Brandini.


BRANDINI



On him: Fleece pullover and cargo pants, Eckō Unlimited. On her: Knit top and pants, Flapdoodles.







PLAYING IT COOL

From toddlers to 'tweens and teens, we're reaching out to young customers. Shopping patterns form early, and we want top-of-mind awareness with young customers and with those who shop for them.

Parents look for value in their children's clothes. Kids want the cool styles seen on older siblings. In 2002, we responded with our everyday playwear initiative. We refocused our selections to offer fun styles, colorful embellishments, and durable fabrics at exceptional price-to-value relationships.

For 'tweens and teens, our assortments deliver newness and fashion. This new attitude extends to our in-store presentations where multiple mannequins and forms showcase our assortments and make our departments exciting places for young customers.

GREAT THINGS IN NEW PACKAGES

Fresher, brighter, trendier, and fun. That's how customers describe the new lifestyle-design stores opened during 2002 for Filene's in Leominster, Mass.; Robinsons-May in Irvine, Calif.; and Hecht's in Greensboro, N.C.

Large in-store graphics and stainless steel details create a contemporary, high-tech look, and the merchandise selection reflects today's casual lifestyles. Wider aisles, brighter lighting, shopping carts, and express checkout make our new design an easy-to-shop format.

As seasons and merchandise change, movable walls and sliding color panels make fast work of giving the stores a fresh, new look. At 140,000 square feet, these compact stores can be opened in smaller retail developments, such as lifestyle centers and mixed-use office/retail projects.



The Junior lifestyle at the new Robinsons-May Irvine Spectrum store.



Shoes from back to front: BCBGirls, Kenneth Cole, and ISAAC.

STEPPING OUT WITH STYLE

There's a new look and luster at Lord & Taylor, where we're redefining "the signature of American style." The division stands apart from the competition, returning to its heritage as an upscale retailer of distinctive fashion with style.

The assortments are thoughtfully selected and focused to offer customers unique, fashionable merchandise of the highest quality. The stores are more modern, more inviting, and brighter. The commitment to service is key, provided by friendly, knowledgeable, and helpful sales associates.

Lord & Taylor's commitment to fresh, innovative merchandise is attracting a new younger customer, while satisfying its core mature customer – both of whom have a keen sense of style, quality, and value.



MODERN
Bedroom by Shermag.



ELEGANT
Dining Room by Bernhardt.



CASUAL
Seating by Leather Trend.

FEELING AT HOME – BY LIFESTYLE

Classic tailored apparel. Business casual looks. Dressed-up evening wear. Relaxed weekend gear. Americans embrace diverse lifestyles today, and our stores offer the right lifestyle selections customers want – in every department.

Our apparel, shoe, and accessory assortments balance casual, relaxed styles with more tailored, dressed-up looks. Our home store offerings reflect three lifestyles – modern, elegant, and casual – interpreted in products from furniture to dinnerware, and from home accessories to textiles. By making lifestyle marketing a hallmark of our merchandising, we meet the changing needs of the customer with must-have products for any occasion.

MAKING BEAUTIFUL WEDDINGS

From the dress to the tuxedo to the gifts, our Bridal Group has weddings covered. The links among our Bridal Group create a highly integrated bridal business.

David's Bridal is the country's leading retailer of bridal dresses, while Priscilla of Boston offers an upscale bridal gown component. For grooms, After Hours Formalwear sets the standard as the nation's largest tuxedo rental and sales retailer. Engaged couples can set up wedding registries in our department stores and can use our affiliation with The Knot to access great wedding planning tools. Guests can view wedding registries and select gifts both in our stores and online.

Our Bridal Group supports our total pursuit of the young adult customer and draws them into our home stores, perhaps for the first time.



On him: Tuxedo, shirt, and tie from After Hours.
On her: Bridal gown, tiara, veil, and necklace from David's Bridal.

POLO RALPH LAUREN
Lauren Ralph Lauren *Sleeveless Polo Shirts*

JONES APPAREL GROUP
Nine West *Round-toe T-strap*

TOMMY HILFIGER
Ladies' Cargo Pants













L'OREAL
Designer Fragrances *Polo Ralph Lauren Blue*

WARNACO
Calvin Klein Intimates *Camisole and Boy Short*

LEVI STRAUSS
Type 1 Indigo Denim Jacket

IN GOOD COMPANY

If the adage "known by the company you keep" is true, we are in very good company indeed. Our department stores partner with the most important names in retailing to offer the in-demand brands, the hottest products, and the prestige labels customers want.

This brand-name merchandise creates excitement in our stores, keeps us at the forefront of emerging trends, and ensures we have the right selection that brings in customers and keeps them coming back for more.

NAUTICA
Dress Shirt and Tie



ESTÉE LAUDER COMPANIES
***Stila** Eye Shadow and Cheek Color Compact*





LIZ CLAIBORNE
Coral Pendant



CALVIN KLEIN
***Calvin Klein Home** Khaki Collection*

FINANCIAL HIGHLIGHTS

(dollars in millions, except per share)	**2002***	2001	Percent Change
Net sales	**$13,491**	$13,883	(2.8)%
Net earnings	**$ 618**	$ 703	(12.0)%
Diluted earnings per share	**$ 2.00**	$ 2.21	(9.5)%
Year-end dividend rate per common share	**$ 0.95**	$ 0.94	
Return on equity	**16.1%**	18.2%	
Return on net assets	**12.9%**	15.5%	

* Excludes division combination costs of $114 million ($76 million after-tax) or $0.24 per share.

Net sales
(in millions)



Earnings and dividends per share



Earnings per share ▮ Year-end dividend rate per common share

** Excludes division combination costs of $0.24 per share.

ABOUT MAY

The May Department Stores Company is a powerful collection of retailing brands and ranks as one of the largest retailers in the United States.

LORD & TAYLOR
FILENE'S
KAUFMANN'S

ROBINSONS-MAY
MEIER & FRANK
HECHT'S
STRAWBRIDGE'S

FOLEY'S
FAMOUS-BARR
L.S. AYRES
THE JONES STORE

DAVID'S BRIDAL
AFTER HOURS
PRISCILLA OF BOSTON

CONTENTS

14 Financial Highlights
15 Letter to Shareowners
18 Friendliness Stars
20 May at a Glance
21 Financial Review
38 Division Management and Corporate Management
39 Board of Directors
40 Reports of Management and Independent Auditors
Inside Back Cover Shareowner Information

DOING IT BETTER.

Our financial results for 2002 did not meet the standards we expect to achieve. Though the retail climate was the most challenging in decades, no one at May is satisfied with results that fell short of our performance objectives.

Despite these disappointments, we made significant progress in implementing the key strategies we reported here last year. In 2003, we operate with a strong foundation of merchandising initiatives, inventory management, and expense control. Our team of dedicated, determined associates is intensely focused on delivering sales growth.

We will grow by embracing change and pursuing opportunities that sharpen our competitive edge. We will invest in newness and affirm the need for fashion and product leadership. We will grow by meeting the changing needs of today's customers, by doing what department stores do better.

ALL OF OUR INITIATIVES FOCUS ON GROWING SALES BY CREATING A BETTER SHOPPING EXPERIENCE.

A STRONG POSITION. We continue to have one of the strongest financial profiles in the retail industry. Our operating cash flow of $1.5 billion helped us drive top-line growth by building new stores, remodeling and expanding existing stores, and making acquisitions. Our financial strength also allowed us to reduce long-term debt by nearly $500 million during 2002.

Underscoring May's strength, the board of directors increased the annual dividend rate to 96 cents per share in March 2003 – our 28th consecutive year of increased dividends.

We opened 11 department stores in 2002 and plan to open 11 department stores in 2003.

A BETTER SHOPPING EXPERIENCE. Today's consumers want distinctive and compelling fashion, with great value and quality. They also value our service delivered in an enjoyable shopping environment. All of our initiatives focus on growing sales by creating a better shopping experience – every time and in every store.

Improving our merchandising is our top priority. We are committed to having the right merchandise in every department of our stores – merchandise that responds to customers' casual and dressier lifestyles, merchandise that captures the attention of younger customers as well as our more mature baby boomers. Our exclusive proprietary product offerings support these objectives and are growing in importance. We're also creating a better shopping experience with easy-to-shop stores that feature well-edited selections, less-crowded selling floors, and in-store presentations that provide ever-changing fashion and outfit guidance.

ENHANCED SELECTION AND VALUE. In 2002, we introduced several important initiatives in our full-line department stores: new proprietary sportswear brands for women, an everyday playwear thrust in children's apparel, and a strengthened value offense led by Superior Value pricing – a major new program that offers approximately 300 high-quality items throughout the store at superior price-to-value relationships everyday. These initiatives will help differentiate our merchandise and our stores from the competition across all price lines. We will meet the needs of an expanding customer base by offering newness and fashion, priced right, with discernable quality and value.



Superior Value items give customers newness and fashion with a compelling price-to-value relationship. Shown here are Brandini silk sport shirts for men.

ACHIEVING GROWTH. Our Bridal Group recorded another strong performance in 2002. David's Bridal, After Hours Formalwear, and Priscilla of Boston have firmly established positions within the $50 billion wedding industry business and provide us significant



Eugene S. Kahn
Chairman and CEO

John L. Dunham
President

growth opportunities. Our marketing alliance with The Knot, the nation's leading online resource for wedding planning, contributes to our full-line department stores' wedding registry growth. Our objective remains building the largest, most integrated bridal business in the country.

STREAMLINING OPERATIONS. We took major steps last year to improve operating efficiencies and reduce expenses. In August 2002, we combined Kaufmann's with Filene's and Meier & Frank with Robinsons-May. In January 2003, we announced the consolidation of our Arizona Credit Center with our larger Ohio Credit Center. Additionally, we transferred functions of the Midwest Data Center to our Great Lakes Data Center. This streamlining enabled us to reduce census and produces approximately $65 million in annual pretax savings.

LEADING THE WAY. Corporate responsibility has been a core principle for May throughout its long history. May conducts its business affairs and presents its financial reporting with integrity and honesty. In advance of the required deadlines, we submitted sworn statements affirming the accuracy of our 2001 and 2002 filings to the Securities and Exchange Commission. We also announced that the fair market value of employee stock options will be expensed beginning in 2003.

Our board of directors welcomed Joyce M. Roché, president and chief executive officer of Girls Incorporated, as a new member. With her strong marketing background at both nonprofit organizations and leading corporations, Ms. Roché brings a unique and valuable perspective to our board.

Carol L. Williams joined the company as president of May Department Stores International, our product development and global sourcing organization. She leads the development of our proprietary brands in all merchandise categories.

A HELPING HAND. Supporting the communities where we operate is another important, long-standing tradition for May. Together, our associates and The May Department Stores Company Foundation contributed $21.7 million to more than 2,000 nonprofit organizations across the country in 2002.

MOVING AHEAD. We extend our appreciation to our customers, shareowners, board of directors, and suppliers for their support during this most requiring year.

We thank all of our May associates. They are a talented team of dedicated professionals who work diligently to serve our customers and achieve May's performance objectives.

We step up to the challenges of this highly competitive retail environment, building on our core initiatives and sharpening our focus to grow sales, earnings, and shareowner value. These are the most important measures of our success.

Gene
Eugene S. Kahn
March 28, 2003

John
John L. Dunham

FRIENDLINESS STARS

May is committed to treating our customers right. We call it our Friendliness Program – thanking customers, calling them by name, and giving attentive, helpful service. For the second consecutive year, May's customer service scores were the highest since the program debuted 14 years ago.

The associates pictured here represent our 26,000 Diamond Star associates and our President's Club members, who exceeded challenging sales performance measures in 2002.

INDIVIDUAL STORE CEO CUPS

To honor exceptional customer service efforts, we annually award CEO Cups to our individual stores that have led the way in treating the customer right. The stores listed below received CEO Cups for 2002. The number following each store name denotes total CEO Cup awards since the program began in 1990.

Lord & Taylor	Aventura (Miami)/4
	Mall of Georgia (Atlanta)/1
	North Point Mall (Alpharetta)/1
	Rockaway Town Square Mall/1
	South Shore (Bay Shore)/2
	The Mall in Columbia (Baltimore)/1
	Water Tower Place (Chicago)/1
	Westfield/2
Filene's	Holyoke Mall at Ingleside/2
	Bangor Mall/1
Kaufmann's	Logan Valley Mall (Altoona)/4
	Lycoming Mall (Williamsport)/5
Hecht's	Cross Creek Mall (Fayetteville)/4
	Greenbrier Mall (Norfolk)/2
Foley's	Collin Creek Mall (Plano)/1
	Padre Staples Mall (Corpus Christi)/3



Left to right: **Richard Taft**/Meier & Frank, **Virginia White**/Robinsons-May, **Mohammed Haque**/Hecht's, **Patricia Cornell**/Filene's, **Frank Boccalupo**/Strawbridge's, **Minoo Aghyani**/Hecht's



Left to right: **Caron Mayser**/Robinsons-May, **Daryl Johnson**/Kaufmann's, **Josie Decastro**/Meier & Frank, **Lida Gharakhanian**/Robinsons-May, **Craig Cliff**/Meier & Frank



Left to right: **Judy Chojnacki**/Kaufmann's, **Linda Shockley**/Famous-Barr, **Evelyn Gee**/Hecht's, **Alice Sersain**/Kaufmann's, **Maria Perez**/Lord & Taylor, **Jeff Snyder**/Strawbridge's



Left to right: **Connie Allen**/Meier & Frank, **Max Price**/Hecht's, **Lorna Schoonmaker**/Robinsons-May, **George Johnson**/Kaufmann's, **Ann Bates**/Robinsons-May, **Stuart Cotler**/Filene's



Left to right: **Regina Silva-Zebrowski**/Filene's, **Richard Proulx**/Hecht's, **Betty Lott**/Hecht's, **Martina Carranza**/Foley's, **Charles Williams Jr.**/Hecht's, **Zonia Diaz**/Lord & Taylor, **Shobhna Chari**/Filene's, **Bruce Cohen**/Hecht's, **Diane Crenshaw**/Foley's, **Malvina Shtivelman**/Lord & Taylor, **Judy Young**/Foley's



Left to right: **Claire Marcus**/Filene's, **Michael Buchner**/Hecht's, **Ada Marie James**/Famous-Barr, **Joseph Ayitey-Adjin**/Foley's, **James Berry**/Meier & Frank, **Martina Khachotarmaraz**/Robinsons-May, **Susan Prough**/L.S. Ayres, **Susan Hoffman**/Hecht's, **Durdana Salam**/Foley's, **Cynthia Bogatie**/The Jones Store, **Winsome Gentles**/Lord & Taylor



Left to right: **Bob Brown**/Hecht's, **Margaret Celaya**/Robinsons-May, **Deepak Bajaj**/Lord & Taylor, **Sharon Kane**/Lord & Taylor, **Carita Williams**/Kaufmann's, **Sadie Billings**/Foley's, **Diane DePalma**/Filene's, **Jeannette Wiegand**/Strawbridge's, **Quazi Quasem**/Filene's, **Monika Carr**/Foley's, **Garrett Perry**/Hecht's



Left to right: **Paul Vizbaras**/Filene's, **Ann-Marie Sibley**/Foley's, **Ieva Barm**/Lord & Taylor, **Jung Kwahk**/Hecht's, **Barry Ballard**/Foley's, **Pete Knowles**/Hecht's, **Sharon Ann Sullivan**/Lord & Taylor, **Patricia Frazier**/Lord & Taylor, **Florence Kolendo**/Lord & Taylor, **Martin Hunt Jr.**/Hecht's, **Tracy Nelson**/Foley's
Not pictured: **Sushma Agarwal**/Robinsons-May, **Yong Kracier**/Robinsons-May, **Steve Rutstein**/Robinsons-May

MAY AT A GLANCE

The May Department Stores Company is a collection of some of the most long-standing, well-respected names in retailing. We employ 116,800 associates in 45 states, the District of Columbia, and Puerto Rico.

Our department store divisions collectively serve 129 markets totaling 163 million people in 37 states and the District of Columbia. Each holds a leading position in its respective markets. Our Bridal Group has stores in 44 states from coast to coast and includes David's Bridal, After Hours Formalwear, and Priscilla of Boston.

Market Information	Stores	2002 Net Sales
Lord & Taylor 34 markets, including New York/New Jersey Metro; Chicago; Boston Metro; Dallas/Fort Worth; Philadelphia Metro; Washington, D.C., Metro; Detroit; Houston; Atlanta; and St. Louis Metro	85	$ 1.9 billion
Filene's and Kaufmann's 39 markets, including Boston Metro, Pittsburgh, Cleveland, Southern Connecticut, Columbus (Ohio), Providence (R.I.) Metro, Hartford (Conn.), Buffalo, and Rochester	97	$ 3.1 billion
Robinsons-May and Meier & Frank 15 markets, including Los Angeles/Orange County, Riverside/San Bernardino, Phoenix, San Diego, Las Vegas, Portland/Vancouver Metro, and Salt Lake City	72	$ 2.5 billion
Hecht's and Strawbridge's 19 markets, including Washington, D.C., Metro; Philadelphia Metro (Strawbridge's); Baltimore; Norfolk (Va.); Nashville; Richmond (Va.); Charlotte (N.C.); Greensboro (N.C.); and Raleigh-Durham (N.C.)	80	$ 2.4 billion
Foley's 21 markets, including Houston, Dallas/Fort Worth, Denver, San Antonio, Austin (Texas), and Oklahoma City (Okla.)	66	$ 2.0 billion
Famous-Barr, L.S. Ayres, and The Jones Store 24 markets, including St. Louis Metro, Kansas City Metro (The Jones Store), and Indianapolis (L.S. Ayres)	43	$ 1.1 billion
Total Department Stores	443	$ 13.0 billion
Bridal Group 180 David's Bridal stores, 235 After Hours stores, and 10 Priscilla of Boston stores in 44 states and Puerto Rico	425	$ 0.5 billion
The May Department Stores Company	868	$ 13.5 billion

STORE LOCATIONS



MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

In 2002, we opened 11 new department stores, which added 1.7 million square feet of retail space.

Lord & Taylor		**Hecht's**	
Houston, TX	Memorial City Mall	Raleigh, NC	Triangle Town Center
Orlando, FL	The Florida Mall	Greensboro, NC	Wendover Place
St. Louis, MO	West County	**Foley's**	
Filene's		Beaumont, TX	Parkdale Mall
Leominster, MA	Searstown Mall	El Paso, TX	Cielo Vista Mall
Kaufmann's		**The Jones Store**	
Cleveland, OH	University Square	Kansas City, KS	Oak Park Mall
Robinsons-May			
Irvine, CA	Irvine Spectrum Center		

Three of the new department stores (Irvine, Leominster, and Greensboro) represent a new store format featuring a contemporary design, with flexible merchandise presentations. This format will enable us to open stores in innovative centers, including mixed-use "lifestyle" projects.

We also remodeled 2.7 million square feet of retail space in 32 department stores in 2002, including the expansion of 15 stores by 588,000 square feet. At fiscal year-end, we operated 443 department stores in 37 states and the District of Columbia.

In August 2002, we combined our Kaufmann's division with our Filene's division and our Meier & Frank division with our Robinsons-May division. In January 2003, we also announced the closing of our Arizona Credit Center and the realignment of our data centers. We incurred pretax charges of $114 million or $0.24 per share to complete these activities. These combinations are expected to result in annual pretax savings of approximately $65 million or $0.13 per share.

Our Bridal Group includes David's Bridal, the largest retailer of bridal-related apparel in the United States; After Hours Formalwear (After Hours), the largest tuxedo rental and sales retailer in the United States; and Priscilla of Boston, one of the most highly recognized, upscale bridal gown retailers in the country. In 2002, we opened 30 David's Bridal stores and one After Hours store totaling 310,000 square feet of retail space. At fiscal year-end, our Bridal Group operated 180 David's Bridal stores in 44 states and Puerto Rico, 235 After Hours stores in 19 states, and 10 Priscilla of Boston stores in nine states.

Our planned capital expenditures for 2003 are approximately $600 million. This plan includes opening 11 new department stores totaling 1.8 million square feet; remodeling or expanding 26 department stores totaling 2.9 million square feet of retail space; and the Bridal Group's addition of 30 David's Bridal stores, 15 After Hours stores, and two Priscilla of Boston stores totaling 330,000 square feet of retail space.

REVIEW OF OPERATIONS

Net sales were $13.5 billion, a 2.8% decrease, compared with 2001 net sales of $13.9 billion. The decrease was primarily due to a $732 million decrease in store-for-store sales, offset by $395 million of new-store sales.

Earnings per share, excluding division combination costs, was $2.00 in 2002, compared with $2.21 in 2001 and $2.62 in 2000. Net earnings, excluding division combination costs, totaled $618 million in 2002, compared with $703 million in 2001 and $858 million in 2000. Return on net sales was 4.6% in 2002, compared with 5.1% in 2001 and 6.0% in 2000.

Results, including division combination costs, for the past three years and the related percent of net sales were:

(dollars in millions, except per share)	**2002**		2001		2000	
	$	%	$	%	$	%
Net sales	**$13,491**	**100.0 %**	$13,883	100.0 %	$14,210	100.0%
Cost of sales:						
Recurring	**9,440**	**70.0**	9,632	69.4	9,798	68.9
Nonrecurring – division combination markdowns	**23**	**0.2**	–	0.0	–	0.0
Selling, general, and administrative	**2,772**	**20.5**	2,758	19.9	2,665	18.8
Division combination costs	**91**	**0.7**	–	0.0	–	0.0
Interest expense, net	**345**	**2.5**	354	2.5	345	2.4
Earnings before income taxes	**820**	**6.1**	1,139	8.2	1,402	9.9
Provision for income taxes [1]	**278**	**33.9**	436	38.3	544	38.8
Net earnings	**$ 542**	**4.0 %**	$ 703	5.1 %	$ 858	6.0%
Earnings per share	**$ 1.76**		$ 2.21		$ 2.62	

[1] Percent of net sales columns represent effective income tax rates.

Fiscal 2000 included 53 weeks. The additional week did not materially affect 2000 earnings.

DIVISION NET SALES, NET SALES PER SQUARE FOOT, AND RETAIL SQUARE FOOTAGE

	Net Sales in Millions of Dollars		Net Sales per Square Foot		Gross Retail Square Footage in Thousands		Number of Stores			
Store Company: Headquarters	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	New	Closed	2001
Lord & Taylor: New York City	**$ 1,897**	$ 1,971	**$171**	$185	**11,207**	10,981	**85**	3	2	84
Filene's, Kaufmann's: Boston	**3,096**	3,250	**190**	202	**16,480**	16,259	**97**	2	1	96
Robinsons-May, Meier & Frank: Los Angeles	**2,466**	2,559	**181**	194	**13,767**	13,509	**72**	1	–	71
Hecht's, Strawbridge's: Washington, D.C.	**2,379**	2,462	**171**	181	**14,134**	13,993	**80**	2	2	80
Foley's: Houston	**1,995**	2,107	**157**	171	**12,985**	12,623	**66**	2	1	65
Famous-Barr, L.S. Ayres, The Jones Store: St. Louis	**1,150**	1,214	**144**	157	**7,887**	7,920	**43**	1	1	43
Total Department Stores	**$12,983**	$13,563	**$172**	$184	**76,460**	75,285	**443**	11	7	439
Bridal Group: Philadelphia [1]	**508**	320	**244**	216	**2,235**	1,930	**425**	31	6	400
The May Department Stores Company	**$13,491**	$13,883	**$174**	$185	**78,695**	77,215	**868**	42	13	839

[1] Results of After Hours and Priscilla of Boston included since their fourth quarter 2001 acquisition.

Net sales per square foot are calculated from net sales and average gross retail square footage.

Gross retail square footage and number of stores represent locations open at the end of the period presented.

Net Sales Net sales include merchandise sales and lease department income. Store-for-store sales compare sales of stores open during both years beginning the first day a new store has prior-year sales, exclude sales of stores closed during both years, and are adjusted for the effects of years that have a 53rd week.

Net sales increases (decreases) for 2002 and 2001 were:

	2002		2001	
Quarter	Total	Store-for-Store	Total	Store-for-Store
First	**0.8 %**	**(2.4)%**	3.4 %	(0.9)%
Second	**(2.3)**	**(5.0)**	1.3	(2.7)
Third	**(4.6)**	**(7.3)**	(3.7)	(5.8)
Fourth	**(4.4)**	**(6.0)**	(7.0)	(6.8)
Year	**(2.8)%**	**(5.3)%**	(2.3)%	(4.4)%

The total net sales decrease for 2002 was primarily due to a $732 million decrease in store-for-store sales, offset by $395 million of new-store sales. The total net sales decrease for 2001 was due to a $761 million decrease in store-for-store sales and $140 million of sales in the 53rd week of 2000, offset by $499 million of new-store sales, which included David's Bridal.

Cost of Sales Cost of sales includes the cost of merchandise, inbound freight, distribution expenses, and buying and occupancy costs. Cost of sales and the related percent of net sales were:

	2002		2001		2000	
(dollars in millions)	$	%	$	%	$	%
Recurring cost of sales	**$9,440**	**70.0%**	$9,632	69.4%	$9,798	68.9%
LIFO credit	**–**	**0.0**	30	0.2	29	0.2
Recurring cost of sales before LIFO credit	**$9,440**	**70.0%**	$9,662	69.6%	$9,827	69.1%
Nonrecurring cost of sales	**$ 23**	**0.2%**	$ –	0.0%	$ –	0.0%

Recurring cost of sales as a percent of net sales increased 0.6% in 2002 because of a 0.9% increase in occupancy costs and a 0.2% increase for the effect of the LIFO cost method, offset by a 0.6% decrease in the cost of merchandise. We did not have a LIFO provision or credit in fiscal 2002, compared with a fiscal 2001 LIFO credit of $30 million ($0.06 per share). In addition, division combination markdowns of $23 million were incurred in 2002 to conform merchandise assortments and synchronize pricing and promotional strategies.

Cost of sales as a percent of net sales increased by 0.5% in 2001 compared with 2000 because of an 0.8% increase related to buying and occupancy costs growing as net sales declined, partially offset by a 0.1% increase in the merchandise gross margin rate due to lower markdowns and a 0.2% decrease because of the addition of David's Bridal.

Selling, General, and Administrative Expenses Selling, general, and administrative expenses and the related percent of net sales were:

	2002		2001		2000	
(dollars in millions)	$	%	$	%	$	%
Selling, general, and administrative	**$2,772**	**20.5%**	$2,758	19.9%	$2,665	18.8%

As a percent of net sales, selling, general, and administrative expenses increased from 19.9% in 2001 to 20.5% in 2002 because of a 0.5% increase in payroll and a 0.2% increase in advertising, offset by a 0.2% decrease from the elimination of goodwill amortization.

As a percent of net sales, selling, general, and administrative expenses for 2001 increased by 1.1% compared with 2000 primarily because of a 0.4% increase in department store payroll, a 0.3% increase in employee benefit expenses, and a 0.3% increase from the addition of David's Bridal.

Selling, general, and administrative expenses included advertising and sales promotion costs of $669 million, $652 million, and $632 million in 2002, 2001, and 2000, respectively. As a percent of net sales, advertising and sales promotion costs were 4.9% in 2002, 4.7% in 2001, and 4.5% in 2000.

Finance charge revenues are included as a reduction of selling, general, and administrative expenses for all periods presented. Finance charge revenues were $261 million in 2002, $292 million in 2001, and $301 million in 2000. In prior years, these amounts were included as a component of revenues.

Division Combinations In August 2002, we combined our Kaufmann's division with our Filene's division and our Meier & Frank division with our Robinsons-May division. In 2002, we also announced the closure of the Arizona Credit Center and the realignment of our data centers. Pretax charges associated with these activities were $114 million or $0.24 per share, which consisted of $23 million as cost of sales and $91 million as other operating expenses. We anticipate that these combinations will save approximately $65 million (pretax) annually.

Remaining severance payments of $17 million related to the division combinations are expected to be paid in 2003 and 2004.

Interest Expense Interest expense components were:

(dollars in millions)	**2002**	2001	2000
Interest expense	**$378**	$383	$373
Interest income	**(10)**	(7)	(11)
Capitalized interest	**(23)**	(22)	(17)
Interest expense, net	**$345**	$354	$345
Percent of net sales	**2.5 %**	2.5 %	2.4 %

The decrease in interest expense in 2002 was primarily due to lower interest on both long-term and short-term debt, offset by a $5 million increase in early debt redemption costs.

Income Taxes The effective income tax rate for 2002 was 33.9%, compared with 38.3% in 2001 and 38.8% in 2000. The rate reduction in 2002 is due to the favorable impact of eliminating goodwill amortization, corporate structure changes, changes in tax regulations, and a 3.0% benefit for the recent resolution of various matters.

Impact of Inflation Inflation did not have a material impact on our 2002 net sales and earnings. We value inventory principally on a LIFO basis, and as a result the current cost of merchandise is reflected in current operating results.

REVIEW OF FINANCIAL CONDITION

Return on Equity Return on equity is our principal measure for evaluating our performance for shareowners and our ability to invest shareowners' funds profitably. Excluding division combination costs, return on beginning equity was 16.1% in 2002, compared with 18.2% in 2001 and 21.0% in 2000. *Including division combination costs, return on beginning equity* was 14.1% in 2002.

Return on Net Assets Return on net assets measures performance independent of capital structure. Return on net assets is pretax earnings before net interest expense and the interest component of operating leases, divided by beginning-of-year net assets (including present value of operating leases). Excluding division combination costs, return on net assets was 12.9% in 2002, compared with 15.5% in 2001 and 19.5% in 2000. Including division combination costs, return on net assets was 11.8% in 2002.

Cash Flows Cash flows from operations was $1.5 billion in 2002. This compares with $1.6 billion in 2001 and $1.3 billion in 2000. The decrease in cash flows from operations in 2002 related primarily to the decrease in 2002 earnings.

Sources (uses) of cash flows were:

(dollars in millions)	**2002**	2001	2000
Net earnings	**$ 542**	$ 703	$ 858
Depreciation and amortization	**557**	559	511
Working capital (increases) decreases	**335**	339	(71)
Other operating activities	**26**	43	48
Cash flows from operations	**1,460**	1,644	1,346
Net capital expenditures	**(790)**	(756)	(550)
Business combinations	**–**	(425)	(420)
Cash flows used for investing activities	**(790)**	(1,181)	(970)
Net long-term debt issuances (repayments)	**(434)**	72	835
Net short-term debt issuances	**72**	78	–
Net purchases of common stock	**(14)**	(420)	(792)
Dividend payments	**(291)**	(297)	(304)
Cash flows used for financing activities	**(667)**	(567)	(261)
Increase (decrease) in cash and cash equivalents	**$ 3**	$ (104)	$ 115

See "Consolidated Statements of Cash Flows" on page 27.

Capital Expenditures In 2002, capital expenditures were primarily made for new stores, remodels, and expansions. Our strong financial condition enables us to make capital expenditures to enhance growth and improve operations. The operating measures we emphasize when we invest in new stores and remodel or expand existing stores include return on net assets, internal rate of return, and net sales per square foot.

The 2001 capital expenditures include the purchase of 15 former Wards and Bradlees stores. These stores are operating as new stores or expansions to existing stores.

Business Combinations In the fourth quarter of 2001, we acquired After Hours and Priscilla of Boston for an aggregate cost of $121 million. In March 2001, we purchased nine department stores in the Tennessee and Louisiana markets from Saks Incorporated for approximately $304 million. In August 2000, David's Bridal joined May. The cost of this transaction was approximately $420 million. These business combinations were accounted for as purchases.

Liquidity, Available Credit, and Debt Ratings We finance our activities primarily with cash flows from operations, borrowings under credit facilities, and issuances of long-term debt. We have $1.0 billion of credit under unsecured revolving facilities consisting of a $700 million multi-year credit agreement expiring July 31, 2006, and a $300 million 364-day credit agreement expiring July 29, 2003. These credit agreements support our commercial paper borrowings. As of February 1, 2003, there was $150 million of commercial paper outstanding. Financial covenants under the credit agreements include a minimum fixed-charge coverage ratio and a maximum debt-to-capitalization ratio. We also maintain a $30 million credit facility with a group of minority-owned banks. In addition, we have filed a shelf registration statement with the Securities and Exchange Commission that enables us to issue up to $525 million of debt securities.

Annual maturities of long-term debt, including sinking fund requirements, are $139 million, $239 million, $154 million, $131 million, and $260 million for 2003 through 2007. Interest payments on long-term debt are typically paid on a semi-annual basis.

As of March 14, 2003, our bonds are rated A2 by Moody's Investors Service, Inc. and A by Standard & Poor's Corporation. Our commercial paper is rated P1 by Moody's and A1 by Standard & Poor's. Our senior unsecured bank credit agreement is rated A1 by Moody's.

Off-balance-sheet Financing We do not sell or securitize customer accounts receivable. We have not entered into off-balance-sheet financing or other arrangements with any special-purpose entity. Our existing operating leases do not contain any significant termination payments if lease options are not exercised. The present value of operating leases (minimum rents) was $534 million as of February 1, 2003.

Financial Ratios Our debt-to-capitalization and fixed-charge coverage ratios are consistent with our capital structure objective. Our capital structure provides us with substantial financial and operational flexibility.

The debt-to-capitalization ratios were 48%, 51%, and 50% for 2002, 2001, and 2000, respectively. For purposes of the debt-to-capitalization ratio, we define total debt as short-term and long-term debt (including the Employee Stock Ownership Plan [ESOP] debt reduced by unearned compensation) and the capitalized value of all leases, including operating leases. We define capitalization as total debt, noncurrent deferred taxes, ESOP preference shares, and shareowners' equity. See "Profit Sharing" on page 30 for discussion of the ESOP.

The fixed-charge coverage ratios were 2.8x in 2002, 3.5x in 2001, and 4.2x in 2000. The ratio decline in 2002 was due to lower operating earnings, compared with 2001, and division combination costs. The ratio excluding division combination costs was 3.1x in 2002. The ratio declined in 2001 because of lower operating earnings and higher interest expense, compared with 2000.

Employee Stock Options Effective February 2, 2003, we began expensing the fair value of employee stock options. We adopted the fair value method prospectively. The expense associated with stock options is expected to be $0.01 per share in 2003, growing to approximately $0.07 per share by 2006.

Common Stock Dividends and Market Prices Our dividend policy is based on earnings growth and capital investment requirements. We increased the annual dividend by $0.01 to $0.96 per share effective with the March 2003 dividend. This is our 28th consecutive annual dividend increase. We have paid consecutive quarterly dividends since 1911.

The quarterly price ranges of the common stock and dividends per share in 2002 and 2001 were:

	2002			2001		
	Market Price		Dividends	Market Price		Dividends
Quarter	High	Low	per Share	High	Low	per Share
First	**$37.75**	**$33.04**	**$0.2375**	$41.25	$33.85	$0.2350
Second	**37.08**	**25.74**	**0.2375**	37.29	30.61	0.2350
Third	**30.50**	**20.10**	**0.2375**	34.90	27.00	0.2350
Fourth	**26.10**	**20.08**	**0.2375**	38.86	33.17	0.2350
Year	**$37.75**	**$20.08**	**$0.9500**	$41.25	$27.00	$0.9400

The approximate number of common shareowners as of March 1, 2003, was 40,000.

Critical Accounting Policies In 2002, approximately 37% of our net sales were made under our department store credit programs, which resulted in customer accounts receivable balances of approximately $1.8 billion at February 1, 2003. We have significant experience in managing our credit programs. Our allowance for doubtful accounts is based upon a number of factors including account write-off experience, account aging, and year-end balances. We do not expect actual results to vary significantly from our estimate.

We use the retail inventory method. Under this method, we record markdowns to value merchandise inventories at net realizable value. We closely monitor actual and forecasted sales trends, current inventory levels, and aging information by merchandise categories. If forecasted sales are not achieved, additional markdowns may be needed in future periods to clear excess or slow-moving merchandise, which may result in lower gross margins.

When a store experiences unfavorable operating performance, we evaluate whether an impairment charge should be recorded. A store's assets are evaluated for impairment by comparing its estimated undiscounted cash flows to its carrying value. If the cash flows are not sufficient to recover the carrying value, the assets are written down to fair value. Impairment losses associated with these reviews have not been significant. However, if store-for-store sales declines and general negative economic trends continue, future impairment losses may be significant.

We self-insure a portion of the exposure for costs related to workers' compensation and general liability. Expenses are recorded based on actuarial estimates for reported and incurred but not reported claims considering a number of factors, including historical claims experience, severity factors, litigation costs, inflation, and other actuarial assumptions. Although we do not expect the amount we will ultimately pay to differ significantly from our estimates, self-insurance reserves could be affected if future claims experience differs significantly from the historical trends and our assumptions.

We use various assumptions and estimates to measure the expense and funded status of our pension plans. Those assumptions and estimates include discount rates, rates of return on plan assets, rates of future compensation increases, employee turnover rates, and anticipated mortality rates. The use of different assumptions and estimates in our pension plans could result in a significantly different funded status and plan expense. Based on current estimates and assumptions, we believe our 2003 pension expense will be approximately $105 million.

Impact of New Accounting Pronouncements In the first quarter of fiscal 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which eliminates goodwill amortization and prescribes a new approach for assessing potential goodwill impairments. Our transitional assessment of potential goodwill impairments under SFAS No. 142 did not identify any impairment. Goodwill amortization incurred in 2001 was $42 million or $0.11 per share and $33 million or $0.09 per share in 2000. Net earnings excluding goodwill amortization was $740 million or $2.32 per share in 2001 and $888 million or $2.71 per share in 2000.

In 2002, we adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 eliminates the requirement to classify gains and losses from the extinguishment of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other nonsubstantive technical corrections to existing pronouncements. The impact of adopting SFAS No. 145 was the reclassification of the 2001 extraordinary loss of $3 million (net of $2 million in taxes) to interest expense and income taxes, and the classification of early debt redemption costs of $10 million as interest expense in the current year.

In 2002, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 changes the timing of when certain costs associated with restructuring activities may be recognized. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The combination of our Kaufmann's division with our Filene's division and our Meier & Frank division with our Robinsons-May division was initiated in May 2002 and recorded in accordance with the rules effective at that time. The closure of the Arizona Credit Center and the data center realignment were recorded in accordance with SFAS No. 146.

In 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." EITF Issue No. 02-16 provides guidance on how cash consideration received by a customer or reseller should be classified in the customer's statement of earnings. We do not expect EITF Issue No. 02-16 to have a material impact on our consolidated financial position or operating results.

Quantitative and Qualitative Disclosures About Market Risk Our exposure to market risk primarily arises from changes in interest rates on short-term debt. Short-term debt has generally been used to finance seasonal working capital needs resulting in minimal exposure to interest rate fluctuations. Long-term debt is at fixed interest rates. Our merchandise purchases are denominated in United States dollars. Operating expenses of our international buying offices located outside the United States are generally paid in local currency and are not material. During fiscal 2002, 2001, and 2000, we did not enter into any derivative financial instruments.

Forward-looking Statements Management's Discussion and Analysis contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. While such statements reflect all available information and management's judgment and estimates of current and anticipated conditions and circumstances and are prepared with the assistance of specialists within and outside the company, there are many factors outside of our control that have an impact on our operations. Such factors include but are not limited to competitive changes, general and regional economic conditions, consumer preferences and spending patterns, availability of adequate locations for building or acquiring new stores, our ability to hire and retain qualified associates, and our ability to manage the business to minimize the disruption of sales and customer service as a result of the division combinations. Because of these factors, actual performance could differ materially from that described in the forward-looking statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(dollars in millions, except per share)	**2002**	2001	2000
Net sales	**$13,491**	$13,883	$14,210
Cost of sales:			
Recurring	**9,440**	9,632	9,798
Nonrecurring – division combination markdowns	**23**	–	–
Selling, general, and administrative expenses	**2,772**	2,758	2,665
Division combination costs	**91**	–	–
Interest expense, net	**345**	354	345
Earnings before income taxes	**820**	1,139	1,402
Provision for income taxes	**278**	436	544
Net earnings	**$ 542**	$ 703	$ 858
Basic earnings per share	**$ 1.82**	$ 2.31	$ 2.74
Diluted earnings per share	**$ 1.76**	$ 2.21	$ 2.62

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(dollars in millions, except per share)	**February 1, 2003**	February 2, 2002
Assets		
Current assets:		
Cash	**$ 21**	$ 20
Cash equivalents	**34**	32
Accounts receivable, net of allowance for doubtful accounts of $114 and $90	**1,741**	1,938
Merchandise inventories	**2,857**	2,875
Other current assets	**69**	60
Total current assets	**4,722**	4,925
Property and equipment:		
Land	**361**	339
Buildings and improvements	**4,753**	4,536
Furniture, fixtures, equipment, and other	**4,034**	4,062
Property under capital leases	**57**	59
Total property and equipment	**9,205**	8,996
Accumulated depreciation	**(3,739)**	(3,732)
Property and equipment, net	**5,466**	5,264
Goodwill	**1,441**	1,433
Intangible assets, net of accumulated amortization of $19 and $8	**176**	179
Other assets	**131**	119
Total assets	**$11,936**	$11,920
Liabilities and shareowners' equity		
Current liabilities:		
Short-term debt	**$ 150**	$ 78
Current maturities of long-term debt	**139**	255
Accounts payable	**1,099**	1,023
Accrued expenses	**1,014**	900
Income taxes payable	**264**	272
Total current liabilities	**2,666**	2,528
Long-term debt	**4,035**	4,403
Deferred income taxes	**710**	696
Other liabilities	**377**	370
ESOP preference shares	**265**	286
Unearned compensation	**(152)**	(204)
Shareowners' equity:		
Common stock	**144**	144
Additional paid-in capital	**9**	–
Retained earnings	**3,957**	3,709
Accumulated other comprehensive loss	**(75)**	(12)
Total shareowners' equity	**4,035**	3,841
Total liabilities and shareowners' equity	**$11,936**	$11,920

Common stock has a par value of $0.50 per share; 1 billion shares are authorized. At February 1, 2003, 320.5 million shares were issued, with 288.3 million shares outstanding and 32.2 million shares held in treasury. At February 2, 2002, 470.5 million shares were issued, with 287.2 million shares outstanding and 183.3 million shares held in treasury.

ESOP preference shares have a par value of $0.50 per share and a stated value of $507 per share; 800,000 shares are authorized. At February 1, 2003, 522,587 shares (convertible into 17.7 million shares of common stock) were issued and outstanding. At February 2, 2002, 564,047 shares (convertible into 19.1 million shares of common stock) were issued and outstanding.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)	**2002**	2001	2000
Operating activities			
Net earnings	**$ 542**	$ 703	$ 858
Adjustments for noncash items included in earnings:			
Depreciation and other amortization	**546**	511	476
Goodwill and other intangible amortization	**11**	48	35
Deferred income taxes	**34**	63	59
Working capital changes:			
Accounts receivable, net	**196**	180	97
Merchandise inventories	**(6)**	103	(77)
Other current assets	**19**	34	(9)
Accounts payable	**77**	51	(77)
Accrued expenses	**(57)**	(10)	(70)
Income taxes payable	**(8)**	(19)	65
Division combination costs	**114**	–	–
Other assets and liabilities, net	**(8)**	(20)	(11)
Cash flows from operations	**1,460**	1,644	1,346
Investing activities			
Capital expenditures	**(798)**	(797)	(598)
Proceeds from dispositions of property and equipment	**8**	41	48
Business combinations	**–**	(425)	(420)
Cash flows used for investing activities	**(790)**	(1,181)	(970)
Financing activities			
Issuances of long-term debt	**–**	250	1,076
Repayments of long-term debt	**(434)**	(178)	(241)
Net issuances of short-term debt	**72**	78	–
Purchases of common stock	**(45)**	(474)	(828)
Issuances of common stock	**31**	54	36
Dividend payments	**(291)**	(297)	(304)
Cash flows used for financing activities	**(667)**	(567)	(261)
Increase (decrease) in cash and cash equivalents	**3**	(104)	115
Cash and cash equivalents, beginning of year	**52**	156	41
Cash and cash equivalents, end of year	**$ 55**	$ 52	$ 156
Cash paid during the year:			
Interest expense	**$ 369**	$ 344	$ 376
Income taxes	**225**	369	414

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

(dollars in millions, shares in thousands)	Outstanding Common Stock Shares	Outstanding Common Stock $	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareowners' Equity
Balance at January 29, 2000	325,465	$163	$ –	$3,914	$ –	$4,077
Net earnings	–	–	–	858	–	858
Dividends paid:						
Common stock ($0.93 per share)	–	–	–	(286)	–	(286)
ESOP preference shares, net of tax benefit	–	–	–	(18)	–	(18)
Common stock issued	2,350	1	51	–	–	52
Common stock purchased	(29,645)	(15)	(51)	(762)	–	(828)
Balance at February 3, 2001	298,170	149	–	3,706	–	3,855
Net earnings	–	–	–	703	–	703
Minimum pension liability, net	–	–	–	–	(12)	(12)
Comprehensive earnings						691
Dividends paid:						
Common stock ($0.94 per share)	–	–	–	(278)	–	(278)
ESOP preference shares, net of tax benefit	–	–	–	(19)	–	(19)
Common stock issued	3,038	2	64	–	–	66
Common stock purchased	(14,035)	(7)	(64)	(403)	–	(474)
Balance at February 2, 2002	**287,173**	**144**	–	**3,709**	**(12)**	**3,841**
Net earnings	–	–	–	**542**	–	**542**
Minimum pension liability, net	–	–	–	–	**(63)**	**(63)**
Comprehensive earnings						**479**
Dividends paid:						
Common stock ($0.95 per share)	–	–	–	**(273)**	–	**(273)**
ESOP preference shares, net of tax benefit	–	–	–	**(18)**	–	**(18)**
Common stock issued	**2,723**	**1**	**51**	–	–	**52**
Common stock purchased	**(1,645)**	**(1)**	**(42)**	**(3)**	–	**(46)**
Balance at February 1, 2003	**288,251**	**$144**	**$ 9**	**$3,957**	**$ (75)**	**$4,035**

(shares in thousands)	Treasury Shares 2002	2001	2000
Balance, beginning of year	**183,282**	172,285	144,990
Common stock issued:			
Exercise of stock options	**(935)**	(1,588)	(569)
Deferred compensation plan	**(151)**	(231)	(221)
Restricted stock grants, net of forfeitures	**(236)**	(337)	(158)
Conversion of ESOP preference shares	**(1,401)**	(876)	(1,089)
Contribution to profit sharing plan	–	(6)	(313)
	(2,723)	(3,038)	(2,350)
Common stock purchased	**1,645**	14,035	29,645
Common stock retired	**(150,000)**	–	–
Balance, end of year	**32,204**	183,282	172,285

Outstanding common stock excludes shares held in treasury.

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year The company's fiscal year ends on the Saturday closest to January 31. Fiscal years 2002, 2001, and 2000 ended on February 1, 2003, February 2, 2002, and February 3, 2001, respectively. Fiscal years 2002 and 2001 included 52 weeks. Fiscal year 2000 included 53 weeks. The additional week did not materially affect 2000 earnings. References to years in this annual report relate to fiscal years or year-ends rather than calendar years.

Basis of Reporting The consolidated financial statements include the accounts of The May Department Stores Company, a Delaware corporation, and all subsidiaries (May or the company). All intercompany transactions are eliminated. The company operates as one reportable segment. The company's 443 quality department stores are operated by six regional department store divisions across the United States under 11 long-standing and widely recognized trade names. The company aggregates its six department store divisions into a single reportable segment because they have similar economic and operating characteristics. In addition, the Bridal Group operates 180 David's Bridal stores, 235 After Hours Formalwear (After Hours) stores, and 10 Priscilla of Boston stores.

Use of Estimates Management makes estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

Net Sales Net sales include merchandise sales and lease department income. Merchandise sales are recognized at the time the sale is made to the customer, are net of estimated returns and promotional coupons, and exclude sales tax. Lease department income is recognized based on a percentage of lease department sales, net of estimated returns.

Cost of Sales Cost of sales includes the cost of merchandise, inbound freight, distribution expenses, and buying and occupancy costs.

Vendor Allowances The company has arrangements with some vendors in which it receives cash or allowances when merchandise does not achieve anticipated rates of sale. The amounts recorded for these arrangements are recognized as reductions of cost of sales.

Preopening Expenses Preopening expenses of new stores are expensed as incurred.

Advertising Costs Advertising and sales promotion costs are expensed at the time the advertising occurs. These costs are net of cooperative advertising reimbursements and are included in selling, general, and administrative expenses. Advertising and sales promotion costs were $669 million, $652 million, and $632 million in 2002, 2001, and 2000, respectively.

Finance Charge Revenues Finance charge revenues are recognized in accordance with the contractual provisions of customer agreements and are included as a reduction of selling, general, and administrative expenses for all periods presented. Finance charge revenues were $261 million, $292 million, and $301 million in 2002, 2001, and 2000, respectively. In prior years, these amounts were included as a component of revenues.

Income Taxes Income taxes are accounted for by the liability method. The liability method applies statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities.

Earnings per Share References to earnings per share relate to diluted earnings per share.

Stock-based Compensation The company accounts for stock-based compensation by applying Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

Effective February 2, 2003, the company began expensing the fair value of employee stock options. The company adopted the fair value method prospectively. The expense associated with stock options is expected to be $0.01 per share in 2003.

Cash Equivalents Cash equivalents consist primarily of commercial paper with maturities of less than three months. Cash equivalents are stated at cost, which approximates fair value.

Merchandise Inventories Merchandise inventories are principally valued at the lower of LIFO (last-in, first-out) cost basis or market using the retail method. Merchandise inventories on a FIFO (first-in, first-out) cost basis approximate LIFO.

Property and Equipment Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. Properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or related lease terms. Software development costs are capitalized and amortized over the expected useful life. Capitalized interest was $23 million, $22 million, and $17 million in 2002, 2001, and 2000, respectively. The estimated useful life for each major class of long-lived asset is as follows:

Buildings and improvements:	
Buildings and improvements	10-50 years
Leasehold interests	5-30 years
Furniture, fixtures, equipment, and other:	
Furniture, fixtures, and equipment	3-15 years
Software development costs	2-7 years
Rental formalwear	2-4 years
Property under capital leases	16-50 years

Goodwill and Other Intangibles Goodwill represents the excess of cost over the fair value of net tangible and separately recognized intangible assets acquired at the dates of acquisition. The company completes its annual goodwill impairment test in the fourth quarter. The 2002 test identified no impairment. Other intangibles include trade names and customer lists and are amortized using the straight-line method over a period of three to 40 years.

Impairment of Long-lived Assets Long-lived assets and certain identifiable intangibles are reviewed when events or circumstances indicate that the net book value may not be recoverable. The estimated future undiscounted cash flows associated with the asset are compared with the asset's carrying amount to determine if a write-down to fair value is required. Impairment losses resulting from these reviews have not been significant. However, if store-for-store sales declines and general negative economic trends continue, future impairment losses may be significant.

Financial Derivatives The company did not enter into any derivative financial instruments in 2002, 2001, or 2000.

Impact of New Accounting Pronouncements In the first quarter of 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminates goodwill amortization and prescribes a new approach for assessing potential goodwill impairments. The company's transitional assessment of potential goodwill impairments under SFAS No. 142 did not identify any impairment. The following table illustrates the impact of goodwill amortization on the results of 2001 and 2000.

(millions, except per share)	**2002**	2001	2000
Reported net earnings	**$542**	$ 703	$ 858
Add back: Goodwill amortization, net of tax	–	37	30
Adjusted net income	**$542**	$ 740	$ 888
Basic earnings per share:			
Reported net earnings	**$1.82**	$2.31	$2.74
Add back: Goodwill amortization, net of tax	–	0.12	0.10
Adjusted basic earnings per share	**$1.82**	$2.43	$2.84
Diluted earnings per share:			
Reported net earnings	**$1.76**	$2.21	$2.62
Add back: Goodwill amortization, net of tax	–	0.11	0.09
Adjusted diluted earnings per share	**$1.76**	$2.32	$2.71

In 2002, the company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 eliminates the requirement to classify gains and losses from the extinguishment of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other nonsubstantive technical corrections to existing pronouncements. The impact of adopting SFAS No. 145 was the reclassification of the 2001 extraordinary losses of $3 million (net of $2 million in taxes) to interest expense and income taxes, and the classification of early debt redemption costs of $10 million as interest expense in the current year.

In 2002, the company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 changes the timing of when certain costs associated with restructuring activities may be recognized. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The combination of Kaufmann's with Filene's and Meier & Frank with Robinsons-May was initiated in May 2002 and recorded in accordance with the rules effective at that time. The closure of the Arizona Credit Center and the data center realignment were recorded in accordance with SFAS No. 146.

In 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." EITF Issue No. 02-16 provides guidance on how cash consideration received by a customer or reseller should be classified in the customer's statement of earnings. The company does not expect EITF Issue No. 02-16 to have a material impact on its consolidated financial position or operating results.

Reclassifications Certain prior-year amounts have been reclassified to conform with the current-year presentation.

DIVISION COMBINATIONS

In August 2002, the company combined its Kaufmann's division with its Filene's division and its Meier & Frank division with its Robinsons-May division. In January 2003, the company also announced the closure of the Arizona Credit Center and the realignment of its data centers. Pretax charges associated with these activities were $114 million, which consisted of $23 million as cost of sales and $91 million as other operating expenses. The $114 million charge includes a $6 million reduction of charges recorded during the first three quarters of 2002 because of changes in estimates of those amounts.

The significant components of the division combination costs and status of the related liability are summarized below:

(dollars in millions)	Charges	Estimate Revision	Payments	Non-cash Uses	Balance at Feb. 1, 2003
Severance and relocation benefits	$ 65	$(6)	$(42)	$ –	$17
Inventory alignment	23	–	–	(23)	–
Central office closure	15	–	(4)	(11)	–
Other	17	–	(10)	–	7
Total	$120	$(6)	$(56)	$(34)	$24

Severance and relocation benefits include severance for approximately 2,000 associates and the costs to relocate certain employees. Inventory alignment includes the markdowns incurred to conform merchandise assortments and to synchronize pricing and promotional strategies. Central office closure primarily includes accelerated depreciation of fixed assets in the closed central offices. Remaining severance costs will be paid by the end of fiscal 2004.

PROFIT SHARING

The company has a qualified profit sharing plan that covers most associates who work 1,000 hours or more in a year and have attained age 21. The plan is a defined-contribution program that provides for discretionary matching allocations at a variable matching rate generally based upon changes in the company's annual earnings per share, as defined in the plan. The plan's matching allocation value totaled $28 million for 2002, an effective match rate of 46%. The matching allocation values were $33 million in 2001 and $52 million in 2000.

The plan includes an Employee Stock Ownership Plan (ESOP) under which the plan borrowed $400 million in 1989, guaranteed by the company, at an average rate of 8.5%. The proceeds were used to purchase $400 million

(788,955 shares) of convertible preference stock of the company (ESOP preference shares). Each share is convertible into 33.787 shares of common stock and has a stated value of $15.01 per common share equivalent. The annual dividend rate on the ESOP preference shares is 7.5%.

The $152 million outstanding portion of the guaranteed ESOP debt is reflected on the consolidated balance sheet as long-term debt because the company will fund the required debt service through 2004. The company's contributions to the ESOP and the dividends on the ESOP preference shares are used to repay the loan principal and interest. Interest expense associated with the ESOP debt was $14 million in 2002, $18 million in 2001, and $22 million in 2000. ESOP preference shares' dividends were $20 million in 2002, $22 million in 2001, and $23 million in 2000.

The release of ESOP preference shares is based upon debt-service payments. Upon release, the shares are allocated to participating associates' accounts. Unearned compensation, initially an equal offsetting amount to the $400 million guaranteed ESOP debt, has been adjusted for the difference between the expense related to the ESOP and cash payments to the ESOP. It is reduced as principal is repaid.

The company's profit sharing expense was $40 million in 2002, $47 million in 2001, and $41 million in 2000.

At February 1, 2003, the plan beneficially owned 13.3 million shares of the company's common stock and 100% of the company's ESOP preference shares, representing 10.1% of the company's common stock.

PENSION AND OTHER POSTRETIREMENT BENEFITS

The company has a qualified defined-benefit plan that covers most associates who work 1,000 hours or more in a year and have attained age 21. The company also maintains two nonqualified, supplementary defined-benefit plans for certain associates. All plans are noncontributory and provide benefits based upon years of service and pay during employment.

Pension expense is based on information provided by an outside actuarial firm that uses assumptions to estimate the total benefits ultimately payable to associates and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually.

The components of net periodic benefit costs and actuarial assumptions for the benefit plans were:

(dollars in millions)	**2002**	2001	2000
Components of pension expense (all plans)			
Service cost	**$ 43**	$39	$34
Interest cost	**55**	53	51
Expected return on assets	**(38)**	(42)	(48)
Net amortization[1]	**12**	12	4
Total	**$ 72**	$62	$41

[1] Prior service cost and actuarial (gain) loss are amortized over the remaining service period.

(as of January 1)	**2003**	2002	2001
Actuarial assumptions			
Discount rate	**6.75%**	7.25%	7.50%
Expected return on plan assets	**7.00**	7.50	7.75
Salary increase	**4.00**	4.00	4.25

The accumulated benefit obligations (ABO), change in projected benefit obligations (PBO), change in net plan assets, and funded status of the benefit plans were:

	Qualified Plan		Nonqualified Plans	
(dollars in millions)	**2002**	2001	**2002**	2001
Change in PBO[1]				
PBO at beginning of year	**$ 638**	$592	**$ 170**	$ 147
Service cost	**39**	35	**4**	4
Interest cost	**44**	42	**11**	11
Actuarial loss[2]	**53**	23	**–**	15
Plan amendments	**15**	2	**(1)**	1
Benefits paid	**(62)**	(56)	**(9)**	(8)
PBO at end of year	**$ 727**	$638	**$ 175**	$ 170
ABO at end of year[3]	**$ 641**	$570	**$ 152**	$ 147
Change in net plan assets				
Fair value of net plan assets at beginning of year	**$ 549**	$578	**$ –**	$ –
Actual return on plan assets	**(47)**	(16)	**–**	–
Employer contribution	**54**	43	**–**	–
Benefits paid	**(62)**	(56)	**–**	–
Fair value of net plan assets at end of year	**$ 494**	$549	**$ –**	$ –
Funded status (PBO less plan assets)	**$(233)**	$ (89)	**$(175)**	$(170)
Unrecognized net actuarial loss	**192**	54	**40**	41
Unrecognized prior service cost	**60**	54	**11**	14
Net prepaid (accrued) benefit cost	**$ 19**	$ 19	**$(124)**	$(115)
Plan assets (less than) ABO	**$(147)**	$ (21)	**$(152)**	$(147)
Amounts recognized in the balance sheets[4]				
Accrued benefit liability	**$(147)**	$ (21)	**$(152)**	$(147)
Intangible asset	**60**	40	**11**	13
Accumulated other comprehensive loss	**106**	–	**17**	19
Net amount recognized	**$ 19**	$ 19	**$(124)**	$(115)

[1] PBO is the actuarial present value of benefits attributed by the benefit formula to prior associate service; it takes into consideration future salary increases.

[2] Actuarial loss is the change in benefit obligations or plan assets resulting from changes in actuarial assumptions or from experience different than assumed.

[3] ABO is the actuarial present value of benefits attributed by the pension benefit formula to prior associate service based on current and past compensation levels.

[4] Accrued benefit liability is included in accrued expenses and other liabilities. Intangible pension assets are included in other assets. Accumulated other comprehensive loss, net of tax benefit, is included in equity.

The company also provides postretirement life and/or health benefits for certain associates. As of February 1, 2003, the company's estimated PBO (at a discount rate of 6.75%) for postretirement benefits was $62 million, of which $49 million was accrued in other liabilities. As of February 2, 2002, the company's estimated PBO (at a discount rate of 7.25%) for postretirement benefits was $52 million, of which $49 million was accrued in other liabilities. The postretirement plan is unfunded. The postretirement benefit expense was $4 million in 2002, 2001, and 2000.

The estimated future obligations for postretirement medical benefits are based upon assumed annual healthcare cost increases of 10% for 2003, decreasing by 1% annually to 5% for 2008 and future years. A 1% increase or decrease in the assumed annual healthcare cost increases would increase or decrease the present value of estimated future obligations for postretirement benefits by approximately $3 million.

TAXES

The provision for income taxes and the related percent of pretax earnings for the last three years were:

(dollars in millions)	2002		2001		2000	
	$	%	$	%	$	%
Federal	**$211**		$315		$412	
State and local	**33**		58		73	
Current taxes	**244**	**29.7%**	373	32.7%	485	34.6%
Federal	**62**		54		50	
State and local	**(28)**		9		9	
Deferred taxes	**34**	**4.2**	63	5.6	59	4.2
Total	**$278**	**33.9%**	$436	38.3%	$544	38.8%

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years follows:

(percent of pretax earnings)	2002	2001	2000
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes	**0.6**	5.9	5.8
Federal tax benefit of state and local income taxes	**(0.2)**	(2.1)	(2.0)
Other, net	**(1.5)**	(0.5)	0.0
Effective income tax rate	**33.9%**	38.3%	38.8%

Major components of deferred tax assets (liabilities) were:

(dollars in millions)	2002	2001
Accrued expenses and reserves	**$ 127**	$ 140
Deferred and other compensation	**209**	151
Merchandise inventories	**(188)**	(198)
Depreciation and amortization and basis differences	**(792)**	(692)
Other deferred income tax liabilities, net	**(53)**	(92)
Net deferred income taxes	**(697)**	(691)
Less: Net current deferred income tax assets	**13**	5
Noncurrent deferred income taxes	**$(710)**	$(696)

Net current deferred income tax assets are included in other current assets in the accompanying balance sheets.

EARNINGS PER SHARE

All ESOP preference shares were issued in 1989 and earnings per share is computed in accordance with the provisions of Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," and Emerging Issues Task Force 89-12, "Earnings Per Share Issues Related to Convertible Preferred Stock Held by an Employee Stock Ownership Plan." For basic earnings per share purposes, the ESOP preference shares dividend, net of income tax benefit, is deducted from net earnings to arrive at net earnings available for common shareowners. Diluted earnings per share is computed by use of the "if converted" method, which assumes all ESOP preference shares were converted as of the beginning of the year. Net earnings are adjusted to add back the ESOP preference dividend deducted in computing basic earnings per share less the amount of additional ESOP contribution required to fund ESOP debt service in excess of the current common stock dividend attributable to the ESOP preference shares.

Diluted earnings per share also includes the effect of outstanding options. Options excluded from the diluted earnings per share calculation because of their antidilutive effect totaled 18.5 million in 2002, 9.3 million in 2001, and 14.0 million in 2000. The following tables reconcile net earnings and weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for 2002, 2001, and 2000.

(in millions, except per share)			2002
	Net Earnings	Shares	Earnings per Share
Net earnings	**$542**		
ESOP preference shares' dividends	**(18)**		
Basic earnings per share	**$524**	**288.2**	**$1.82**
ESOP preference shares	**17**	**18.5**	
Assumed exercise of options (treasury stock method)	**–**	**1.2**	
Diluted earnings per share	**$541**	**307.9**	**$1.76**

(in millions, except per share)			2001
	Net Earnings	Shares	Earnings per Share
Net earnings	$703		
ESOP preference shares' dividends	(19)		
Basic earnings per share	$684	296.0	$2.31
ESOP preference shares	17	19.5	
Assumed exercise of options (treasury stock method)	–	2.1	
Diluted earnings per share	$701	317.6	$2.21

(in millions, except per share)			2000
	Net Earnings	Shares	Earnings per Share
Net earnings	$858		
ESOP preference shares' dividends	(18)		
Basic earnings per share	$840	306.4	$2.74
ESOP preference shares	17	20.5	
Assumed exercise of options (treasury stock method)	–	0.8	
Diluted earnings per share	$857	327.7	$2.62

ACCOUNTS RECEIVABLE

Credit sales under department store credit programs as a percent of net sales were 36.9% in 2002. This compares with 39.0% in 2001 and 40.5% in 2000. Net accounts receivable consisted of:

(dollars in millions)	2002	2001
Customer accounts receivable	**$1,750**	$1,907
Other accounts receivable	**105**	121
Total accounts receivable	**1,855**	2,028
Allowance for doubtful accounts	**(114)**	(90)
Accounts receivable, net	**$1,741**	$1,938

The fair value of customer accounts receivable approximates their carrying values at February 1, 2003, and February 2, 2002, because of the short-term nature of these accounts. We do not sell or securitize customer accounts receivables. The allowance for doubtful accounts is based upon a number of factors including account write-off experience, account aging, and month-end balances.

Net sales made through third-party debit and credit cards as a percent of net sales were 38.7% in 2002, 36.7% in 2001, and 35.2% in 2000.

OTHER CURRENT ASSETS

In addition to net current deferred income tax assets, other current assets consisted of prepaid expenses and supply inventories of $56 million in 2002 and $55 million in 2001.

OTHER ASSETS

Other assets consisted of:

(dollars in millions)	2002	2001
Intangible pension asset	$ 71	$ 53
Deferred debt expense	39	43
Other	21	23
Total	$131	$119

ACCRUED EXPENSES

Accrued expenses consisted of:

(dollars in millions)	2002	2001
Salaries, wages, and employee benefits	$ 305	$202
Insurance costs	194	198
Advertising and other operating expenses	141	142
Interest and rent expense	139	140
Sales, use, and other taxes	104	105
Construction costs	68	59
Other	63	54
Total	$1,014	$900

SHORT-TERM DEBT AND LINES OF CREDIT

Short-term debt for the last three years was:

(dollars in millions)	2002	2001	2000
Balance outstanding at year-end	$150	$ 78	$ –
Average balance outstanding	235	397	242
Average interest rate:			
At year-end	1.3%	1.8%	–
On average balance	1.7%	3.0%	6.6%
Maximum balance outstanding	$825	$1,090	$667

The average balance of short-term debt outstanding, primarily commercial paper, and the respective weighted average interest rates are based on the number of days such short-term debt was outstanding during the year. The maximum balance outstanding in 2002 consisted of $595 million of commercial paper and $230 million of short-term bank financing.

The company has $1.0 billion of credit under unsecured revolving facilities consisting of a $700 million multi-year credit agreement expiring July 31, 2006, and a $300 million 364-day credit agreement expiring July 29, 2003. These credit agreements support the company's commercial paper borrowings. As of February 1, 2003, there was $150 million of commercial paper outstanding. Financial covenants under the credit agreements include a minimum fixed-charge coverage ratio and a maximum debt-to-capitalization ratio. The company also maintains a $30 million credit facility with a group of minority-owned banks.

LONG-TERM DEBT

Long-term debt and capital lease obligations were:

(dollars in millions)	2002	2001
Unsecured notes and sinking-fund debentures due 2003-2036	$4,104	$4,561
Mortgage notes and bonds due 2003-2020	21	47
Capital lease obligations	49	50
Total debt	4,174	4,658
Less: Current maturities of long-term debt	139	255
Long-term debt	$4,035	$4,403

The weighted average interest rate of long-term debt was 8.0% at February 1, 2003, and 8.1% at February 2, 2002.

The annual maturities of long-term debt, including sinking fund requirements, are $139 million, $239 million, $154 million, $131 million, and $260 million for 2003 through 2007. Maturities of long-term debt are scheduled over the next 34 years, with the largest principal repayment in any single year being $260 million. Interest payments on long-term debt are typically paid on a semi-annual basis.

The net book value of property encumbered under long-term debt agreements was $76 million at February 1, 2003.

The fair value of long-term debt (excluding capital lease obligations) was approximately $4.8 billion and $5.1 billion at February 1, 2003, and February 2, 2002, respectively. The fair value was determined using borrowing rates for debt instruments with similar terms and maturities.

During the third quarter of 2002, the company recorded $10 million of interest expense because of the call of $200 million of 8.375% debentures due in 2022. The debentures were called effective October 1, 2002.

During the third quarter of 2001, the company recorded interest expense of $5 million because of the call of $100 million of 9.875% debentures due in 2021. These debentures were called effective October 9, 2001.

LEASE OBLIGATIONS

The company leases approximately 26% of its gross retail square footage. Rental expense for the company's operating leases consisted of:

(dollars in millions)	2002	2001	2000
Minimum rentals	$ 97	$80	$63
Contingent rentals based on sales	13	15	18
Real property rentals	110	95	81
Equipment rentals	3	4	4
Total	$113	$99	$85

Future minimum lease payments at February 1, 2003, were:

(dollars in millions)	Capital Leases	Operating Leases	Total
2003	$ 7	$ 96	$103
2004	7	90	97
2005	7	83	90
2006	7	76	83
2007	7	69	76
After 2007	63	375	438
Minimum lease payments	$98	$789	$887

The present value of minimum lease payments under capital leases was $49 million at February 1, 2003, of which $2 million was included in current liabilities. The present value of operating leases (minimum rents) was $534 million at February 1, 2003. Property under capital leases was:

(dollars in millions)	**2002**	2001
Cost	**$ 57**	$ 59
Accumulated amortization	**(31)**	(31)
Total	**$ 26**	$ 28

The company is a guarantor with respect to certain lease obligations of previously divested businesses. The leases, two of which include potential extensions to 2087, have future minimum lease payments aggregating approximately $859 million, and are offset by payments from existing tenants and subtenants. In addition, the company is liable for other expenses related to the above leases, such as property taxes and common area maintenance, which are also payable by the current tenants and subtenants. Potential liabilities related to these guarantees are subject to certain defenses by the company. The company believes that the risk of significant loss from these lease obligations is remote.

OTHER LIABILITIES

In addition to accrued pension and postretirement costs, other liabilities consisted principally of deferred compensation liabilities of $165 million at February 1, 2003, and $164 million at February 2, 2002. Under the company's deferred compensation plan, eligible associates may elect to defer part of their compensation each year into cash and/or stock unit alternatives. The company issues shares to settle obligations with participants who defer in stock units and it maintains shares in treasury sufficient to settle all outstanding stock unit obligations.

LITIGATION

The company is involved in claims, proceedings, and litigation arising from the operation of its business. The company does not believe any such claim, proceeding, or litigation, either alone or in the aggregate, will have a material adverse effect on the company's financial position or results of operations.

BUSINESS COMBINATIONS

In the fourth quarter of 2001, May acquired After Hours and substantially all of the assets of Priscilla of Boston for an aggregate cost of $121 million. In March 2001, the company purchased nine department stores in the Tennessee and Louisiana markets from Saks Incorporated for approximately $304 million. In August 2000, David's Bridal joined the company. The cost of this transaction was approximately $420 million. These business combinations were accounted for as purchases and did not have a material effect on the results of operations or financial position.

STOCK OPTION AND STOCK-RELATED PLANS

Under the company's common stock option plans, options are granted at the market price on the date of grant. Options to purchase may extend for up to 10 years, may be exercised in installments only after stated intervals of time, and are conditional upon continued active employment with the company. The company's plans are accounted for as provided by APB Opinion No. 25, "Accounting for Stock Issued to Employees." For stock options, no compensation cost has been recognized because the option exercise price is fixed at the market price on the date of grant.

Effective February 2, 2003, the company began expensing the fair value of employee stock options. The company adopted the fair value method prospectively. The expense associated with stock options is expected to be $0.01 per share in 2003.

A combined summary of the stock option plans at the end of 2002, 2001, and 2000, and of the changes in outstanding shares within years is presented below:

(shares in thousands)	**2002**		2001		2000	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Beginning of year	**22,474**	**$34**	20,057	$33	14,872	$37
Granted	**5,131**	**35**	4,688	36	7,222	25
Exercised	**(947)**	**26**	(1,588)	26	(570)	24
Forfeited or expired	**(1,383)**	**36**	(683)	35	(1,467)	34
End of year	**25,275**	**$34**	22,474	$34	20,057	$33
Exercisable at end of year	**14,431**	**$35**	11,049	$34	8,377	$34
Shares available for grants	**6,737**		10,457		14,463	
Fair value per share of options granted		**$11**		$11		$ 8

The following table summarizes information about stock options outstanding at February 1, 2003:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding *(in thousands)*	Average Remaining Contractual Life	Average Exercise Price	Number Exercisable *(in thousands)*	Average Exercise Price
$22-30	7,912	6	$26	5,703	$27
31-35	6,679	8	34	1,871	32
36-45	10,684	7	41	6,857	42
	25,275	7	$34	14,431	$35

Under the 1994 Stock Incentive Plan, the company is authorized to grant up to 3.4 million shares of restricted stock to management associates with or without performance restrictions. No monetary consideration is paid by associates who receive restricted stock. All restrictions lapse over periods of up to 10 years. In 2002 and 2001, the company granted 439,208 and 419,392 shares of restricted stock, respectively. The aggregate outstanding shares of restricted stock as of February 1, 2003, and February 2, 2002, were 1,140,750 and 1,058,425, respectively. For restricted stock grants, compensation expense is based upon the grant date market price; it is recorded over the lapsing period. For performance-based restricted stock, compensation expense is recorded over the performance period and is based on estimates of performance levels.

As an alternative to accounting for stock-based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock-Based Compensation," establishes a fair-value method of accounting for employee stock options or similar equity instruments. The company used the Black-Scholes option pricing model to estimate the grant date fair value of its 1995 and later

option grants. The fair value is recognized over the option vesting period, which is typically four years. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the company's net earnings and net earnings per share would have been:

(dollars in millions, except per share)	**2002**	2001	2000
Net earnings:			
As reported	**$542**	$ 703	$ 858
Pro forma	**519**	677	835
Basic earnings per share:			
As reported	**$1.82**	$2.31	$2.74
Pro forma	**1.74**	2.23	2.67
Diluted earnings per share:			
As reported	**$1.76**	$2.21	$2.62
Pro forma	**1.69**	2.14	2.55

The Black-Scholes assumptions were:

	2002	2001	2000
Risk-free interest rate	**5.1%**	4.6%	6.4%
Expected dividend	**$0.95**	$0.94	$0.93
Expected option life (years)	**7**	7	7
Expected volatility	**32%**	32%	32%

COMMON STOCK REPURCHASE PROGRAMS

In 2001, the company's board of directors authorized a common stock repurchase program of $400 million. During 2001, the company completed this repurchase program totaling 11.9 million shares of May common stock at an average price of $34 per share.

During 2000, the company purchased $789 million or 28.4 million shares of May common stock. These repurchases completed the remaining $139 million of stock repurchases related to the $500 million 1999 stock repurchase program and the $650 million common stock repurchase program authorized in 2000. The 2000 buyback was in addition to $361 million, or 9.9 million shares, purchased in 1999.

PREFERENCE STOCK

The company is authorized to issue up to 25 million shares of $0.50 par value preference stock. As of February 1, 2003, there were 800,000 ESOP preference shares authorized and 522,587 shares outstanding. Each ESOP preference share is convertible into shares of May common stock, at a conversion rate of 33.787 shares of May common stock for each ESOP preference share. Each ESOP preference share carries the number of votes equal to the number of shares of May common stock into which the ESOP preference share could be converted. Dividends are cumulative and are paid semi-annually at a rate of $38.025 per share per year. ESOP preference shares have a liquidation preference of $507 per share plus accumulated and unpaid dividends. ESOP preference shares may be redeemed, in whole or in part, at the option of May or an ESOP preference shareowner, at a redemption price of $507 per share, plus accumulated and unpaid dividends. The redemption price may be satisfied in cash or May common stock or a combination of both.

The ESOP preference shares are shown outside of shareowners' equity in the consolidated balance sheet because the shares are redeemable by the holder or by the company in certain situations.

SHAREOWNER RIGHTS PLAN

The company has a shareowner rights plan under which a right is attached to each share of the company's common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of May's common stock by a person or by affiliated persons. Depending upon the circumstances, the holder may be entitled to purchase units of the company's preference stock, shares of the company's common stock, or shares of common stock of the acquiring person. The rights will remain in existence until August 31, 2004, unless they are terminated, extended, exercised, or redeemed.

QUARTERLY RESULTS (UNAUDITED)

Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. The quarterly information below is presented using the same classifications as the annual financial statements. Summarized quarterly results for the last two years were:

(dollars in millions, except per share)					**2002**
	First	*Second*	*Third*	*Fourth*	*Year*
Net sales	**$3,096**	**$3,030**	**$2,992**	**$4,373**	**$13,491**
Cost of sales:					
Recurring	**2,203**	**2,119**	**2,171**	**2,947**	**9,440**
Nonrecurring – division combination markdowns	**–**	**20**	**3**	**–**	**23**
Selling, general, and administrative expenses	**658**	**657**	**691**	**766**	**2,772**
Division combination costs	**40**	**39**	**6**	**6**	**91**
Pretax earnings	**112**	**109**	**25**	**574**	**820**
Net earnings	**70**	**69**	**16**	**387**	**542**
Earnings per share:					
Basic	**$ 0.23**	**$ 0.22**	**$ 0.05**	**$ 1.32**	**$ 1.82**
Diluted	**0.23**	**0.22**	**0.05**	**1.26**	**1.76**

(dollars in millions, except per share)					2001
	First	Second	Third	Fourth	Year
Net sales	$3,071	$3,101	$3,135	$4,576	$13,883
Cost of sales	2,175	2,151	2,275	3,031	9,632
Selling, general, and administrative expenses	633	678	684	763	2,758
Pretax earnings	177	183	84	695	1,139
Net earnings	109	111	52	431	703
Earnings per share:					
Basic	$ 0.35	$ 0.36	$ 0.16	$ 1.44	$ 2.31
Diluted	0.34	0.35	0.16	1.36	2.21

There are variables and uncertainties in the factors used to estimate the annual LIFO provision (credit) on an interim basis. There was no LIFO provision or credit in 2002. If the final 2001 variables and factors had been known at the beginning of the year, the pro forma earnings (loss) per share impact of LIFO would have been:

	2002		2001	
Quarter	Pro Forma	As Reported	Pro Forma	As Reported
First	**$ –**	**$ –**	$0.01	$(0.02)
Second	**–**	**–**	0.01	(0.02)
Third	**–**	**–**	0.02	(0.01)
Fourth	**–**	**–**	0.02	0.11
Year	**$ –**	**$ –**	$0.06	$ 0.06

ELEVEN-YEAR FINANCIAL SUMMARY

(dollars in millions, except per share and operating statistics)	**2002**	2001	2000
Operations			
Net sales	**$13,491**	$13,883	$14,210
Total percent increase (decrease)	**(2.8)%**	(2.3)%	4.8 %
Store-for-store percent increase (decrease)	**(5.3)**	(4.4)	0.0
Cost of sales	**9,463** (3)	9,632	9,798
Selling, general, and administrative expenses	**2,863** (3)	2,758	2,665
Interest expense, net	**345**	354	345
Earnings before income taxes	**820** (3)	1,139	1,402
Provision for income taxes	**278**	436	544
Net earnings (1)	**542** (3)	703	858
Percent of net sales	**4.0 %**	5.1 %	6.0 %
LIFO provision (credit)	**$ –**	$ (30)	$ (29)
Per share			
Net earnings (1)	**$ 1.76** (3)	$ 2.21	$ 2.62
Dividends paid (2)	**0.95**	0.94	0.93
Book value	**14.00**	13.37	12.93
Market price – high	**37.75**	41.25	39.50
Market price – low	**20.08**	27.00	19.19
Market price – year-end close	**20.50**	36.07	37.30
Financial statistics			
Return on equity	**16.1 %** (4)	18.2 %	21.0 %
Return on net assets	**12.9** (4)	15.5	19.5
Operating statistics			
Stores open at year-end:			
Department stores	**443**	439	427
Bridal Group (5)	**425**	400	123
Gross retail square footage (in millions):			
Department stores	**76.5**	75.3	72.0
Bridal Group (5)	**2.2**	1.9	1.3
Net sales per square foot (6)	**$ 174**	$ 185	$ 198
Cash flows and financial position			
Cash flows from operations	**$ 1,460**	$ 1,644	$ 1,346
Depreciation and amortization	**557**	559	511
Capital expenditures	**798**	797	598
Dividends on common stock	**273**	278	286
Working capital	**2,056**	2,397	3,056
Long-term debt and preference stock	**4,300**	4,689	4,833
Shareowners' equity	**4,035**	3,841	3,855
Total assets	**11,936**	11,920	11,574
Average diluted shares outstanding and equivalents	**307.9**	317.6	327.7

All years included 52 weeks, except 2000 and 1995, which included 53 weeks. Amounts for all years conform to the 2002 presentation.

(1) Represents net earnings and diluted earnings per share from continuing operations.

(2) The annual dividend was increased to $0.96 per share effective with the March 15, 2003, dividend payment.

(3) Earnings include division combination costs of $114 million (pretax) or $0.24 per share, which consisted of $23 million as cost of sales and $91 million as selling, general, and administrative expenses.

(4) Based on earnings before division combination costs.

(5) After Hours and Priscilla of Boston joined the company in 2001. David's Bridal joined the company in 2000.

(6) Net sales per square foot are calculated from net sales and average gross retail square footage.

(7) Pretax earnings include a net special and nonrecurring charge of $187 million, and the provision for income taxes includes a nonrecurring tax benefit of $187 million.

(8) Based on pretax earnings before special and nonrecurring items.

1999	1998	1997	1996	1995	1994	1993	1992
$13,562	$12,792	$12,071	$11,388	$10,368	$9,552	$9,024	$8,825
6.0 %	6.0 %	6.0 %	9.8 %	8.5 %	5.9 %	2.3 %	3.7 %
2.7	3.4	3.3	4.3	2.5	5.1	5.1	4.2
9,255	8,786	8,321	7,844	7,115	6,567	6,242	6,165
2,497	2,333	2,172	2,035	1,843	1,673	1,581	1,615
287	278	304	285	255	233	244	279
1,523	1,395	1,274	1,224	1,155	1,079	957	579 [7]
596	546	499	480	458	429	379	107 [7]
927	849	775	744	697	650	578	472
6.8 %	6.6 %	6.4 %	6.5 %	6.7 %	6.8 %	6.4 %	5.4 %
$ (30)	$ (28)	$ (5)	$ (20)	$ (53)	$ (46)	$ 7	$ 10
$ 2.60	$ 2.30	$ 2.06	$ 1.86	$ 1.74	$ 1.62	$ 1.43	$ 1.18
0.89	0.85	0.80	0.77	0.74	0.67	0.60	0.55
12.53	11.46	10.99	10.27	12.28	11.10	9.77	8.55
45.38	47.25	38.08	34.83	30.83	30.08	31.00	24.83
29.19	33.17	29.08	27.00	22.33	21.50	22.29	17.33
31.25	40.25	35.04	29.67	29.25	23.42	26.50	23.46
24.1 %	22.2 %	21.1 %	19.3 %	20.7 %	21.3 %	22.1 %	21.5 %
20.7	19.8	18.5	18.8	20.1	20.1	19.0	15.4 [8]
408	393	369	365	346	314	301	303
–	–	–	–	–	–	–	–
69.1	66.7	62.8	62.1	57.6	52.0	49.4	49.5
–	–	–	–	–	–	–	–
$ 201	$ 199	$ 194	$ 190	$ 192	$ 188	$ 180	$ 169
$ 1,530	$ 1,505	$ 1,526	$ 1,283	$ 806	$ 897	$ 881	$ 755
469	439	412	374	333	297	281	283
703	630	496	632	801	682	560	284
295	290	279	287	277	251	223	204
2,700	2,928	3,012	3,156	3,536	3,069	2,960	2,730
3,875	4,152	3,849	4,196	3,701	3,240	3,192	3,256
4,077	3,836	3,809	3,650	4,585	4,135	3,639	3,181
10,935	10,533	9,930	10,059	10,122	9,237	8,614	8,376
355.6	367.4	373.6	396.2	397.3	397.3	398.2	397.0

DIVISION MANAGEMENT AND CORPORATE MANAGEMENT

DIVISION MANAGEMENT

Lord & Taylor
Jane T. Elfers
President and Chief Executive Officer

Clarence O. Reynolds
Chairman

Filene's, Kaufmann's
Thomas A. Kingsbury
President and Chief Executive Officer

William K. Gingerich
Chairman

Robinsons-May, Meier & Frank
Craig M. Israel
President and Chief Executive Officer

Robert M. Soroka
Chairman

Hecht's, Strawbridge's
Frank J. Guzzetta
President and Chief Executive Officer

Kenneth L. Wilkerson
Chairman

Foley's
Andrew P. Pickman
President and Chief Executive Officer

Mark J. Weikel
Chairman

Fred J. Dilorio
Vice Chairman

Famous-Barr, L.S. Ayres, The Jones Store
Ira S. Pickell
President and Chief Executive Officer

Duane T. Nicks
Chairman

Bridal Group
Robert D. Huth
President and Chief Executive Officer

May Merchandising Company, May Department Stores International
Jay H. Levitt
President and Chief Executive Officer

John F. Danahy
Chairman

Carol L. Williams
President, May Department Stores International

May Design and Construction Company
Richard Tao
President

Don M. Foster
Chairman

May Realty
Bruce D. Johnston
President

CORPORATE MANAGEMENT

Eugene S. Kahn
Chairman of the Board and Chief Executive Officer

John L. Dunham
President

William P. McNamara
Vice Chairman

Thomas D. Fingleton
Executive Vice President and Chief Financial Officer

R. Dean Wolfe
Executive Vice President, Acquisitions and Real Estate

Senior Vice Presidents

Wayne C. Berger
Information Technology

Alan E. Charlson
General Counsel

Martin M. Doerr
Taxes

William D. Edkins
Strategy and New Business Development

James F. Harner
Customer Service, Staffing, and Operations

Lonny J. Jay
Planning and Reporting

Brian L. Keck
Human Resources

Jan R. Kniffen
Treasurer

Mary F. Morgan
Store Administration and Merchandise Research

Steve O. Nelson
Stores and Visual Merchandising

Joel G. Rebmann
Credit

Vice Presidents

Michael R. Basler
Merchandise Information Systems

Sharon L. Bateman
Corporate Communications

Gabriela E. Bohn
Corporate Purchasing

Joseph C. Brehob
Internet Marketing

Richard A. Brickson
Secretary and Senior Counsel

J. Per Brodin
Accounting and Reporting

Anne H. Carter
Diversity

Joseph A. Civitillo
Broadcast Advertising

Richard A. Cohen
Public Affairs

Joseph J. Consolo
Visual Merchandising and Store Design

Ryan J. Cuba
Capital Planning and Analysis

Keith E. Faulk
Training and Development

Kathleen E. Gentilozzi
Human Resources

William M. Goddard
Risk Management and Insurance

Laurence M. Hellman
Merchandise Research

Stephen J. Hinderberger
Planning and Analysis

Efrain N. Irizarry
IT Systems Development

Timothy J. Logan
Compensation and Benefits

Thomas H. Lucas
Corporate Development

Tim D. Meyer
Store Administration

Daniel J. Mollerus
Store Administration

Barbara J. Murray
Consumer Research

Robert W. Noeth
Loss Prevention and Shortage Control

Daniel T. Petersen
Technical Services

Timothy W. Plunkett
Executive Recruiting and Development

Steven M. Riley
Human Resources Administration – Stores

Barry S. Silver
Audit

Kenard E. Smith
Area Research

BOARD OF DIRECTORS

John L. Dunham
President
The May Department Stores Company

Marsha J. Evans [1,3]
President and Chief Executive Officer
The American Red Cross

Eugene S. Kahn
Chairman of the Board and
Chief Executive Officer
The May Department Stores Company

Helene L. Kaplan [3,* 4]
Of Counsel
Skadden, Arps, Slate, Meagher & Flom LLP

James M. Kilts [1,4]
Chairman and Chief Executive Officer
The Gillette Company

Russell E. Palmer [1,* 2]
Chairman and Chief Executive Officer
The Palmer Group

William D. Perez [3,4]
President and Chief Executive Officer
S.C. Johnson and Son, Inc.

Michael R. Quinlan [1,2]
Chairman of the Board of Trustees
Loyola University Chicago

Joyce M. Roché [1,4]
President and Chief Executive Officer
Girls Incorporated

William P. Stiritz [3,4*]
Chairman of the Board
Energizer Holdings, Inc. and Ralcorp Holdings, Inc.

Edward E. Whitacre Jr. [2,* 3]
Chairman and Chief Executive Officer
SBC Communications, Inc.

R. Dean Wolfe
Executive Vice President,
Acquisitions and Real Estate
The May Department Stores Company

1 Audit Committee, 2 Executive Compensation and Development Committee, 3 Finance Committee, 4 Nominating and Governance Committee
** Committee Chairman*



Edward E. Whitacre Jr., Marsha J. Evans, James M. Kilts, Eugene S. Kahn



William D. Perez, John L. Dunham, William P. Stiritz, Helene L. Kaplan



Joyce M. Roché, Russell E. Palmer, R. Dean Wolfe, Michael R. Quinlan

REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

REPORT OF MANAGEMENT

Management is responsible for the preparation, integrity, and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, prepared with the assistance of specialists within and outside the company, actual results could differ from those estimates.

Management has established and maintains a system of internal controls and procedures for financial reporting to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the financial information included in this annual report, and that such financial information is presented fairly in conformity with generally accepted accounting principles and is not misstated due to material fraud or error. Internal controls and procedures for financial reporting include the careful selection of associates, the proper segregation of duties, and the communication and application of formal polices and procedures that are consistent with high standards of accounting and administrative practices. An important element of this system is a comprehensive internal audit program. Management continually reviews, modifies, and improves its systems of accounting and controls in response to changes in business conditions and operations, and in response to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. These standards are described in the company's policies on business conduct, which are publicized throughout the company.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareowners of The May Department Stores Company

We have audited the accompanying consolidated balance sheet of The May Department Stores Company and subsidiaries (the "Company") as of February 1, 2003, and the related consolidated statement of earnings, shareowners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of February 2, 2002 and for the years ended February 2, 2002 and February 3, 2001 (fiscal 2001 and 2000, respectively), before the inclusion of the transitional disclosures and reclassifications discussed in the notes to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 13, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 1, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes to the consolidated financial statements, in fiscal 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the Company's fiscal 2001 and 2000 consolidated financial statements were audited by other auditors who have ceased operations. As described in the notes, these financial statements have been revised to include the transitional disclosures required by SFAS No. 142 and to reflect the adoption of SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Our audit procedures with respect to the disclosures in the notes with respect to 2001 and 2000 included (1) comparing the previously reported net earnings to the previously issued consolidated financial statements and the adjustments to reported net earnings representing amortization expense (including any related tax effects) recognized in those periods related to goodwill as a result of initially applying SFAS No. 142 (including any related tax effects) to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted net earnings to reported net earnings, and the related earnings-per-share amounts. Our audit procedures with respect to the 2001 reclassifications described in the notes, that were applied to conform the 2001 consolidated financial statements to the presentation required by SFAS No. 145, included (1) comparing the amount shown as extraordinary loss, net of tax in the Company's consolidated statement of earnings to the Company's underlying accounting analysis obtained from management, (2) comparing the amounts comprising the loss on extinguishment of debt and the related tax benefit to the Company's underlying accounting records obtained from management, and (3) testing the mathematical accuracy of the underlying analysis. In our opinion, the disclosures for 2001 and 2000 related to SFAS No. 142 in the notes are appropriate and the reclassifications for 2001 have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

Deloitte & Touche LLP

St. Louis, Missouri
February 12, 2003

SHAREOWNER INFORMATION

CORPORATE HEADQUARTERS

The May Department Stores Company
611 Olive Street
St. Louis, Mo. 63101-1799
(314) 342-6300

2003 ANNUAL MEETING

The May Department Stores Company Annual Meeting of Shareowners will be held at 9:00 a.m. Eastern Time, Friday, May 23, at the Grandover Conference Center, 1000 Club Road, Greensboro, N.C.

INFORMATION REQUESTS

Copies of the company's annual report to shareowners, the proxy statement, the Form 10-K annual report and Form 10-Q *quarterly reports to the Securities and Exchange Commission,* and recent press releases are available free of charge from the following sources:

Corporate Communications
The May Department Stores Company
611 Olive Street
St. Louis, Mo. 63101-1799
Web site: www.maycompany.com
Automated fax on demand: (314) 444-6869

The company's Policy on Business Conduct and the Statement of Corporate Responsibility can also be obtained from the above sources. The Policy on Business Conduct outlines our business policies and ethics. The Statement of Corporate Responsibility includes our policies on affirmative action and equal employment opportunity, supplier diversity, sexual harassment, and vendor standards of conduct.

Information on corporate governance, including the board of directors governance guidelines and the charters for our board committees, can be found on our Web site in the "Governance" section.

A summary of charitable contributions by The May Department Stores Company Foundation is available on our Web site in the "Community Involvement" section. It also can be obtained from the above mailing address or from the Foundation's automated fax number: (314) 444-6870.

Security analysts, investment professionals, and shareowners may direct their inquiries to:
Mr. Jan R. Kniffen
Senior Vice President and Treasurer
(314) 342-6413

COMMON STOCK

Shares of The May Department Stores Company common stock are listed and traded on the New York Stock Exchange under the symbol MAY. The stock is quoted as "MayDS" in daily newspapers.

DIVIDEND REINVESTMENT

Dividends on May common stock may be reinvested economically and conveniently through participation in the Dividend Reinvestment Plan. Participating shareowners may also make optional cash purchases of May common stock.

SHAREOWNER INQUIRIES

For assistance with the Dividend Reinvestment Plan, *dividend payments, shareowner records, and transfers,* please contact our transfer agent and registrar as noted below:

The Bank of New York
Toll-free: (800) 292-2301
Email: shareowner-svcs@bankofny.com
Web site: www.stockbny.com

Certificate transfers and address changes:
The Bank of New York
P.O. Box 11002
Church Street Station
New York, N.Y. 10286-1002

Dividend Reinvestment Plan inquiries:
The Bank of New York
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258

Other written inquiries:
The Bank of New York
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258

Design: Boller Coates & Neu Principal Photography: Verser Engelhard Executive Photography: Andy Goodwin Store Interior Photography: Mark Segal Printing: Anderson Lithograph



THE MAY DEPARTMENT STORES COMPANY
611 Olive Street St. Louis, MO 63101-1799
(314) 342-6300